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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

eResearchTechnology, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
29481V 10 8
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29481V 10 8

1	NAMES OF REPORTING PERSONS Joel Morganroth, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,713,975

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,713,975

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,713,975

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	29481V 10 8
Item 1.
(a)	Name of Issuer:

eResearchTechnology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1818 Market Street Philadelphia, PA 19103
Item 2.
(a)	Name of Person Filing:

Joel Morganroth, M.D.

(b)	Address of Principal Business Office, if none, Residence:

1818 Market Street Philadelphia, PA 19103

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $.01 par value per share

(e)	CUSIP Number:

29481V 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No.	29481V 10 8
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership
(a)	Amount beneficially owned:

1,713,975*

(b)	Percent of Class:

3.3%*

(c)	Number of Shares as to which the person has:
i.	Sole power to vote or to direct the vote:

1,713,975*

ii.	Shared power to vote or to direct the vote:

0*

iii.	Sole power to dispose or to direct the disposition of:

1,713,975*

iv.	Shared power to dispose or to direct the disposition of:

0*

*
Of the 1,713,975 shares as to which Dr. Morganroth has sole voting and dispositive power, 1,511,475 shares are owned directly by Dr. Morganroth and 202,500 shares are underlying currently exercisable options granted under a stock option plan of the Issuer. On February 9, 2004, three trusts for the benefit of Dr. Morganroth’s minor children entered into 10b5-1 plans in the form of variable prepaid forward agreements (the “Agreements”) with an unaffiliated securities brokerage firm for an aggregate of 1,125,000 shares of the Issuer’s Common Stock. The brokerage firm sold an aggregate of 1,125,000 shares of the Issuer’s Common Stock into the public market in accordance with paragraphs (f) and (g) of Rule 144 under the Securities Act of 1933, as amended. Pursuant to the Agreements, the trusts delivered 1,125,000 shares to the brokerage firm on February 9, 2009 in satisfaction of their obligations under those Agreements.

CUSIP No.	29481V 10 8
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ X ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Member of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	29481V 10 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2009	By:	/s/ Joel Morganroth, M.D.
Joel Morganroth, M.D.